Exhibit 5.1

Our ref	MUL/746491-000001/57432576v2

DOTA Holdings Limited PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands

3 December 2018

Dear Sirs

DOTA Holdings Limited

We have acted as Cayman Islands counsel to DOTA Holdings Limited (the “Company”) to provide this legal opinion in connection with the Company’s registration statement on Form F-4, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933 (the “Act”), as amended, (including its exhibits, the “Registration Statement”) in connection with listing of ordinary shares of a par value of US$0.0001 each of the Company (the “Listing”) pursuant to the Business Combination Agreement dated as of 4 September 2018 among the Company, Draper Oakwood Technology Acquisition, Inc., a Delaware corporation, DOTA Merger Subsidiary Inc., a Delaware corporation, Draper Oakwood Investments, LLC, a Delaware limited liability company, Reebonz Limited, a Singapore corporation, and the Sellers named therein (the “Agreement”) and the related registration of up to (together, the “Securities”):

(A)	7,575,000 ordinary shares of a par value of US$0.0001 each (“Ordinary Shares”);

(B)	3,011,250 warrants to purchase Ordinary Shares (“Warrants”);

(C)	3,011,250 Ordinary Shares issuable upon exercise of Warrants;

(D)	602,250 Ordinary Shares issuable upon exchange of rights (“Rights”) upon the effectiveness of the Business Combination as defined, and described, in the Registration Statement;

(E)	500,000 unit purchase options (“Unit Purchase Options”) which represent the right to acquire up to 500,000 units (“Units”), each Unit consisting of one-tenth of one Ordinary Share and one-half of one Warrant;

(F)	550,000 Ordinary Shares and 250,000 Warrants issuable upon exercise of the Unit Purchase Options.

This opinion letter is given in accordance with the terms of the Legal Matters section of the Registration Statement.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The certificate of incorporation dated 27 July 2018, the memorandum and articles of association of the Company as registered or adopted on 27 July 2018 (the “Memorandum and Articles”) and the amended and restated memorandum and articles of association of the Company to be adopted by special resolution to be effective immediately before the Listing (the “IPO Memorandum and Articles”).

1.2	The written resolutions of the board of directors of the Company dated 13 September 2018 (the “Resolutions”) and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	Draft written resolutions of the shareholders of the Company (the “Shareholder Resolutions”) which includes a resolution to re-designate the authorised (and issued) share capital of the Company in the manner therein described effective on the Listing.

1.4	A certificate of good standing with respect to the Company issued by the Registrar of Companies (the “Certificate of Good Standing”).

1.5	A certificate from a director of the Company a copy of which is attached to this opinion letter (the “Director’s Certificate”).

1.6	The Registration Statement.

1.7	The Agreement.

1.8	Drafts of the forms of the warrant agreement and warrant certificate constituting the Warrants (the “Warrant Documents” and, together with the Agreement, the “Documents”).

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Documents have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.2	The Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York (the “Relevant Law”) and all other relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.3	The choice of the Relevant Law as the governing law of the Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the Cayman Islands) as a matter of the Relevant Law and all other relevant laws (other than the laws of the Cayman Islands).

2.4	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.5	All signatures, initials and seals are genuine.

2.6	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the Cayman Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Documents.

2.7	No monies paid to or for the account of any party under the Documents or any property received or disposed of by any party to the Documents in each case in connection with the Documents or the consummation of the transactions contemplated thereby represent or will represent proceeds of criminal conduct or criminal property or terrorist property (as defined in the Proceeds of Crime Law (2018 Revision) and the Terrorism Law (2018 Revision), respectively).

2.8	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the Relevant Law.

2.9	No invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any of the Securities.

2.10	The Company will receive money or money’s worth in consideration for the issue of the Ordinary Shares and none of the Ordinary Shares were or will be issued for less than par value.

2.11	The Shareholder Resolutions will be passed in the manner prescribed in the Memorandum and Articles and will not be amended, varied or revoked in any respect.

2.12	At the time of the Listing, the IPO Memorandum and Articles will be in full force and effect and will be unamended.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion letter.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing with the Registrar of Companies under the laws of the Cayman Islands.

3.2	Based solely on Director’s Certificate and our review of the IPO Memorandum and Articles, upon the IPO Memorandum and Articles and the Shareholder Resolution becoming effective, the authorised share capital of the Company will be US$20,500 divided into 200,000,000 ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

3.3	The Ordinary Shares to be offered and issued by the Company as contemplated by the Registration Statement (including the issuance of the Ordinary Shares upon the exercise of the Warrants in accordance with the Warrant Documents and the Rights) will be authorised for issue, and when issued by the Company against payment in full of the consideration as set out in the Registration Statement and in accordance with the terms set out in the Registration Statement (including the issuance of the Ordinary Shares upon the exercise of the Warrants in accordance with the Warrant Documents and the Rights), such Ordinary Shares will be validly issued, fully paid and non-assessable. As a matter of Cayman Islands law, a share is only issued when it has been entered in the register of members (shareholders).

3.4	The execution, delivery and performance of the Documents have been authorised by and on behalf of the Company and, once the Documents have been executed and delivered by a Director of the Company for and on behalf of the Company, the Documents will be duly executed and delivered on behalf of the Company and will constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The term “enforceable” as used above means that the obligations assumed by the Company under the Documents are of a type which the courts of the Cayman Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences; and

(d)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction.

4.2	To maintain the Company in good standing with the Registrar of Companies under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies within the time frame prescribed by law.

4.3	Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the Cayman Islands and for the purposes of the opinion given in paragraph 3.3, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

4.4	In this opinion letter, the phrase “non-assessable” means, with respect to the Ordinary Shares, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Ordinary Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion letter or otherwise with respect to the commercial terms of the transactions the subject of this opinion letter.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion letter is addressed to you and may be relied upon by you, your counsel, the holders of the Securities. This opinion letter is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder

Maples and Calder

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